Exhibit 23.1







The Board of Directors
DNA Plant Technology Corporation:

We consent to incorporation by reference in the registration statements (No. 33-84006 and No. 33-59043) on Forms S-8 of DNA Plant Technology Corporation of our report dated February 14, 1996, relating to the consolidated balance sheets of DNA Plant Technology Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995, and the related schedule, which report appears in the December 31, 1995, annual report on Form 10-K of DNA Plant Technology Corporation.



San Francisco, California
March 27, 1996